January 24, 2011

Via EDGAR (as Correspondence Submission)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Mr. Kevin Woody Accounting Branch Chief

RE:
Bonds.com Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 16, 2010
File No. 0-51076

Dear Mr. Woody:

We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 23, 2010 addressed to Mr. Jeffrey Chertoff, Chief Financial Officer of the Company. On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment.

Mr. Kevin Woody
U.S. Securities and Exchange Commission
January 24, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8A(T).  Controls and Procedures, page 39

Management’s Annual Report on Internal Control over Financial Reporting, page 39

1.
We note that management concluded that internal control over financial reporting as of December 31, 2009 “may” not be effective.  Please revise your disclosure to state whether your internal control over financial reporting either was effective or was not effective at such time.

In response to the Staff’s comment, we plan to clarify our disclosures to specifically state in future filings whether our internal control over financial reporting was effective or not effective at that time.

Notes to Consolidated Financial Statements, page 55

Note 2 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

2.
We note that you record revenues generated from securities transactions on a settlement date basis.  Please tell us your basis for such recognition criteria and the applicable accounting literature relied upon.

Our revenues are generated through our client’s use of our electronic trading platform for trade execution, confirmation, and settlement.  We execute transactions between our broker-dealer clients and liquidity providers through our subsidiary Bonds.com Inc.  We act as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through another brokerage firm that provides services to us in respect of clearing these trades.  Settlement typically occurs within one to three trading days after the trade date.  Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

We understand that GAAP (ASC 940-20-25) requires commission income and related expenses to be accrued on the trade date, since substantially all the efforts in generating the commissions have been completed. However, given our business model, we believe that our revenues from sales concessions and mark-ups on secondary market securities from the fulfillment of client orders does not occur until the client trades have cleared.

Quantifiably, the difference in amounts if recorded on a trade date basis as compared to on a settlement date basis had no significant impact.

Mr. Kevin Woody
U.S. Securities and Exchange Commission
January 24, 2011

Note 19 – Income Taxes, page 75

3.
We note your disclosure indicating that a valuation allowance was established for all periods presented for the full amount of the deferred tax assets due to the uncertainty of realization.  Given this uncertainty, please tell us why you have not reserved for the remaining deferred tax asset of $1.3 million as of December 31, 2009.  Please also reconcile such gross amounts as reported herein to amounts per your consolidated balance sheet as of December 31, 2009.

The Company has established a full valuation allowance for deferred tax assets arising from its historical accumulated net loss carry-forward due to its uncertainty of realization.  However, the company has not recognized a valuation allowance with respect to the deferred tax effects from the temporary basis differences arising from Company’s issuance of a convertible security with a beneficial conversion feature, consistent with the consensus reached in EITF 05-8.  This basis difference in the debt security is temporary because that difference will result in a taxable amount “when the reported amount of the liability is recovered or settled” presumptively at its carrying (reported) amount.

The deferred tax asset of $1.3 million as of December 31, 2009, presented in Note 19, is presented as a net  amount.  The Company’s consolidated balance sheet as of December 31, 2009 reflect a net non-current deferred tax asset in the amount of $1,441,540 and a current deferred tax liability in the amount of $114,183.   A reconciliation of these amounts is provided in the table below:

	Current	Non Current

Deferred Tax Assets:
Other Accrued Expenses	71,463	-
Accrued Litigation Expense	178,743	-
Equity Based Compensation	-	648,320
Fixed Assets	-	9,226
Derivative Liability	-	1,327,356
Charitable Contributions Carryforward	-	1,375
Net Operating Loss Carryforward	-	5,394,558
Total Deferred Tax Assets	250,205	7,380,835
Less: valuation Allowance	(200,977)	(5,928,655)
Net Deferred Tax Asset	49,228	1,452,180

Deferred Tax Liabilities:
Intangible Assets	-	(10,641)
Debt Discount related to beneficial Conversion feature	(163,411)	-
Total Deferred Tax Liabilities	(163,411)	(10,641)
	-	-
Total Deferred Taxes	(114,183)	1,441,540

In view of the Staff’s comment, we will expand our note disclosure in future filings to reconcile the current and noncurrent deferred tax assets and liabilities to the respective balance sheet amounts.

Mr. Kevin Woody
U.S. Securities and Exchange Commission
January 24, 2011

Item 14. Exhibits, Financial Statement Schedules, page 42

Exhibits 31.1 and 31.2

4.
We note that you have altered certain language related to the certifications of your Principal Executive Officer and Principal Financial Officer herein and within your Form 10-Q for the period ended September 30, 2010.  In future filings, please do not alter the language of your officers’ certifications, as the required certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K for both annual and interim periods

In future filings, the certifications of our Principal Executive Officer and Principal Financial Officer contained in our annual and interim filings will be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ended September 30, 2010

Condensed Consolidated Statement of Changes in Stockholders’ Equity, page 4

5.	It appears that certain amounts as of December 31, 2009 and September 30, 2010 do not agree to the amounts presented within your condensed consolidated balance sheet. Please advise.

We acknowledge the occurrence of typographical errors in the “accumulated deficit” column of the condensed consolidated statement of changes in stockholders’ equity.

Thank you for your consideration of our responses. Kindly confirm that the foregoing adequately responds to the Staff’s comments or, alternatively, that the Staff has no further inquiry at this time. Please contact me by telephone at (212) 946-3998 or fax at (212) 946-3999 if you have any questions regarding the matters addressed in this letter or require any additional information.

Respectfully submitted,

/s/ Jeffrey Chertoff

Chief Financial Officer

CC:	Mark Rakip (SEC)
Mark Danzi, Esq. (Hill Ward Henderson)
Scott Walters (Daszkal Bolton)